NEWS RELEASE

August 31, 2006

Canetic Resources Trust Announces Closing of Private Company Asset Acquisition

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) Canetic Resources Trust (“Canetic” or the “Trust”) is pleased to announce that it has successfully closed the previously announced acquisition of a private company’s natural gas and oil interests in central Alberta and northeastern British Columbia (the “Acquisition”).  Canetic financed the Acquisition with a $690 million bought deal Subscription Receipt and Debenture financing, which closed August 24, 2006, as well as through available credit facilities.

Production from the acquired assets is approximately 13,500 boe/d comprised of 70.0 mmcf/d of natural gas and 1,600 bbls/d of crude oil and natural gas liquids (NGLs).  The Acquisition increases Canetic’s overall current production to approximately 86,000 boe/d and balances the portfolio to 53 percent crude oil and NGLs and 47 percent natural gas.  The Acquisition also increases Canetic’s total proved plus probable reserves to nearly 275 mboe.  The assets are complementary to Canetic’s current properties in the Peace River Arch and Rocky areas and include 230,000 net acres of undeveloped land in large contiguous land blocks with high working interests and over 300 identified development drilling opportunities.

Under the bought deal financing, which closed August 24, 2006, Canetic issued 20,769,000 Subscription Receipts at $22.15 per Subscription Receipt for gross proceeds of $460 million and $230 million principal amount of 6.5% convertible extendible unsecured subordinated debentures (the “Debentures”).

With the closing of the Acquisition, trading in the Subscription Receipts will be halted and the Subscription Receipts will remain halted until the close of business today, August 31, 2006, at which time the Subscription Receipts will be de-listed.

Holders of Subscription Receipts will receive one trust unit for each Subscription Receipt held, effective at 5:00 p.m. (Calgary time), August 31, 2006.  Canetic’s previously announced cash distribution of C$0.23 per trust unit for August 2006 will be paid on September 15, 2006 to unitholders of record at the close of business on August 31, 2006.  Holders of Subscription Receipts will be deemed to have exchanged their Subscription Receipts for trust units at the close of business on August 31, 2006.

Holders of Subscription Receipts (other than certain United States holders who were issued legended certificates) need not take any action in order to receive the trust units to which they are entitled.

In addition, with the closing of the Acquisition, the maturity date of the 6.5% Debentures has automatically been extended from September 30, 2006 to December 31, 2011.  The TSX trading symbol of the Debentures is CNE.DB.E.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY:  Certain information in this press release constitutes forward-looking statements under applicable securities law.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements.  Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expects” and similar expressions.  Forward-looking statements in this press release include, but are not limited to, statements with respect to the closing of the Acquisition, reserve estimates, production of oil and natural gas volumes, estimates of undeveloped net acreage and funding for development programs.  Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production, marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Canetic’s operations or financial results are included in Canetic’s reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC’s website (www.sec.gov), Canetic’s website (www.canetictrust.com) or by contacting Canetic. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Canetic does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.